UNITED STATES
                                  SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                       November
29, 2019
  Douglas L. Braunstein
  Managing Member
  HEC Master Fund LP
  570 Lexington Avenue, 35th Floor
  New York, New York 10022

          Re:     USA Technologies, Inc.
                  PREC14A preliminary proxy statement filing made on Schedule
14A
                  Filed on November 26, 2019 by Hudson Executive Capital LP, et al.
                  File No. 001-33365

  Dear Mr. Braunstein,

          We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

          Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.
  Preliminary Proxy Statement filed on Schedule 14A

  Proposal No. 2  Election of Nominees, Page 32

  1. The disclosure states the proxy statement will be used by the participants to solicit "proxies to elect only the eight [n]ominees." Notwithstanding the inference that may be fairly drawn from this statement, please revise to expressly disclose that if shareholders execute your proxy card, they will be disenfranchised from voting with respect to the ninth open board position. Refer to Release No. 34-30894 (June 24, 1992)(explaining in the release narrative preceding the cite to footnote # 74 that "it does not appear unduly burdensome" for non-
     management proponents of alternative director candidates to have to nominate a full slate or bear the consequences of using the proxy authority to vote for less than a full slate).
  2. Please disclose that if your director candidates are elected to a majority or more of the board seats available, no assurance can be given that any of the registrant's board members will continue to serve. See footnote # 74 to Exchange Act Release No. 30894 (June 24, 1992).
  3. Please disclose that if your direct candidates are elected to fill less than a majority of the board positions currently available, no assurance may be given that your nominees will be able to institute any of changes envisioned or achieve the level of accountability sought.
 Douglas L. Braunstein
HEC Master Fund L.P.
November 29, 2019
Page 2

4. Given that no uncertainty appears to exist regarding the candidacy of the eight director nominees, each of them is indisputably determined to be a participant under Instruction
   3(a)(ii) to Item 4 of Schedule 14A. Accordingly, please revise the disclosure at page 5 to remove the "may be deemed" qualification as no interpretation of the term "participant"
   applicability is being undertaken in light of the ostensible certainty of their nomination.

        We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                            Sincerely,

                                                            /s/ Nicholas P.
Panos

                                                            Nicholas P. Panos
                                                            Senior Special
Counsel
                                                            Office of Mergers &
Acquisitions

 cc:   Richard M. Brand, Esq.